

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CATERPILLAR®

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 22, 2008

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	37-0602744
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	61629
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (309) 675-1000

Former name or former address, if changed since last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 7.01. Regulation FD Disclosure.

The following information, including the exhibit described below, shall not be deemed "filed" hereunder for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On July 22, 2008, Caterpillar Inc. held an analyst conference call regarding the first-quarter 2008 financial results. A copy of the conference call transcript is attached and furnished as Exhibit 99.1 to this Form 8-K report and is incorporated herein by reference. The furnishing of the transcript is not intended to constitute a representation that such furnishing is required by Regulation FD or that the transcript includes material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits:

99.1   July 22, 2008 Conference Call Transcript – 2nd Quarter 2008

* *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

July 22, 2008   By: /s/ James B. Buda
                                                                                        James B. Buda
                                                                                        Vice President, General Counsel and Secretary

Exhibit 99.1

CONFERENCE CALL TRANSCRIPT
CAT - Q2 2008 Caterpillar Inc. Earnings Conference Call

EVENT DATE/TIME: JUL. 22. 2008 / 11:00AM ET

CONFERENCE CALL PARTICIPANTS

>>Mike DeWalt

>>Dave Burritt

>>David Raso

>>Jim Owens

>>Daniel Dowd

>>Ann Duignan

>>Ed Rapp

>>Jamie Cook

>>Robert Wertheimer

>>Seth Weber

>>Terry Darling

>>Robert McCarthy

>>Alexander Blanton

>>Andy Casey

TRANSCRIPT

Editor

)(PLEASE STAND BY FOR NEAR-REAL-TIME TRANSCRIPT)

Operator

Good morning, ladies and gentlemen. Welcome to the Caterpillar second-quarter 2008 earnings conference call. At this time all lines have been placed on a listen-only mode and we will open the floor for your questions and comments following the presentation. It is now my pleasure to turn the floor over to your host, Mike DeWalt. Sir, the floor is yours.

>>Mike DeWalt

Thank you very much. Good morning, everyone, and welcome to Caterpillar's second-quarter earnings call. I am Mike DeWalt, the Director of Investor Relations. I am very pleased today to have our Chairman and CEO Jim Owens, our Group President Ed Rapp, and our CFO Dave Burritt on the call with me today. This call is copyrighted by Caterpillar Inc. and any use, recording, or transmission of any portion of this call without the express written consent of Caterpillar is strictly prohibited. If you would like a copy of today's call transcript you can go to the SEC filings area of the Investor Section of our cat.com website, or you can go to the SEC's website where it will be filed as an 8-K. In addition, certain information relating to projections of our results that we will be discussing today is forward-looking and involves risks, uncertainties, and assumptions that could cause the actual results to materially differ from the forward-looking information. A discussion of some of the factors that individually or the aggregate we believe could make our actual results differ materially from our projections can be found in our cautionary statements under Item 1A, which is Business Risk Factors of our form 10-Q filed with the SEC on May 2 of 2008. Okay. Earlier this morning we reported results for the second quarter of 2008. In addition to our normal quarterly release, we also filed an 8-K with the SEC this morning outlining our 2009 price increase for machinery and engines. First the quarter. Without a doubt it was a very, very good second quarter. Our all-time best quarter ever for sales and revenues, for profit, and for profit per share. I will spend a few minutes reviewing the key points from the quarter, the outlook for 2008, and the 2009 price increase announcement. Let me start with second-quarter results. The headline numbers were sales and revenues of $13.6 billion and that was up 20% from the second quarter last year. In profit per share, we are at $1.74 and that was up 40% from last year. If we look at the top line, sales and revenues were up $2.268 million. The elements were machinery volume up $787 million or about 11%. Engine volume was up $615 million and that is an increase of about 18%. Price realization added $398 million and about $207 million of that was related to engines and $191 million related to machinery. Currency impacts increased sales by $384 million. That means that sales that were denominated in currencies other than the U.S. dollar translated into more dollars because the dollar was weaker on average than the second quarter last year. Finally, financial products revenues were up $84 million in the quarter. Now if we take the $2.3 billion increase in sales and revenues by region, we see a continuing trend. Relative weakness in North America more than offset by strong growth outside of North America. In fact, sales and revenues were up 52% in Asia Pacific, Latin America was up 27%, and EAME -- or Europe, Africa, and Middle East region, which includes the CIS -- was up 22%. Even in North America we were up 7%. The strength outside of North America is clear from those numbers, particularly in the developing world -- Latin America, Asia, excluding Japan, and the CIS, Africa, and Middle East regions of the EAME. Many of these regions have been major beneficiaries of rising commodity prices, their economies are growing faster than in the more developed world, and they are spending on infrastructure, mining, and energy. This quarter 60% of our sales and revenues were outside North America. A year ago in the second quarter that number was 55%. But I think to really appreciate the magnitude of the shift in a geographic mix we need to go back and look at what happened over the past two years when North America was coming off of its peak. Compared with the second quarter of 2006, Asia-Pacific is up 84%, Europe/Africa/Middle East is up 60%, and Latin America is up 55%. During that same period, sales and revenues in North America were down 3% and actually closer to 13% if you adjust for Progress Rail, which we acquired at the end of the second quarter of 2006. I don't really want to get too involved in a two year retrospective, but I think the magnitude of the change is important. Remember, for machinery we have historically had higher margins in North America and over the past two years sales are down in North America. At the same time, we have seen those dramatic increases in sales for the developing world. That has been a headwind to our machinery margin rate. Okay, that is enough on the two year retrospective. Let's get back to the comparison with the second quarter of 2007. In that comparison I had mentioned that North America was up 7% at the top line and that might be a surprise to you. You may be particularly surprised to see machinery sales up 8%. Please remember though, that end-user demand for new machines is continuing to decline in North America and we are definitely still in a severe trough in the United States. There are several factors that you need to keep in mind that are helping our North American sales despite depressed end-markets for construction equipment. First, North American dealers reduced inventories in last year's second quarter by about $800 million. That means that dealers satisfied about $800 million of end-user demand from inventory and that had a negative impact on our sales last year. This year dealers also reduced inventories in the second quarter, but only by about $200 million. So the negative impact on our sales was much less than last year. Second, mining is doing well, particularly for coal. Coal prices are up substantially from last year and the U.S. exports of coal are rising. Sales to coal customers were well up from the same period a year ago. In addition, sales from engines were up in the quarter. On-highway, petroleum, marine, and industrial engine sales were all up. Also remember that our machinery and engine sales include a wide array of services, including aftermarket parts, progress rail, Cat Remanufacturing, and Cat Logistics. These businesses are generally not as cyclical as the new machine sales. Okay, we had a record top line, up 20% in the face of extreme softness in North America and weakening in Europe. Let's turn for a moment to profits. Our second quarter, again, was the best ever for profit at $1.106 million and $1.74 a share. Profit dollars were up 34% and per share was up 40%. We did have a discreet tax benefit in the quarter of $47 million. Without that tax adjustment, profit would

have been up 29% rather than 34% and profit per share would have been up 35% rather than 40%. The tax adjustment was a positive in the quarter, but it still would have been an all-time record for profit and profit share even without it. Our improvement in profit versus a year ago was the result of $398 million of improved price realization, the higher physical sales volume, and the $47 million tax benefit. Those positive impacts were partially offset by higher manufacturing costs, particularly for materials, and about $80 million of negative product mix, essentially all related to machinery. Overall, manufacturing costs were up $143 million and, essentially, all of that increase was material and freight. Material costs were about two-thirds of that total and freight and expediting the other third. Now supply chain related operating inefficiencies and tight capacity in many of our facilities continues to be a problem. We had those issues this quarter and we had them a year ago. That said, the situation has stabilized and we expect continued improvement as the year progresses. Our manufacturing cost increase in the quarter was virtually all related to material and freight costs. Everything else, including the impact of inflation, was about flat. Machinery and engines, SG&A, and R&D expenses combined were up about $113 million, but declined slightly as a percent of sales. The increase in operating cost was mitigated somewhat by the absence of a $44 million pretax pension charge from the second quarter of last year. Finally, the impact of currency on operating profit was a negative again this quarter by about $62 million. I'm going to switch gears for a minute and talk about our operating profit rate. For machinery and engines, operating profit was $1.430 billion, or 11.2% percent of sales. That compares with operating profit of $1.120 billion a year ago, or 10.6% of sales, in the second quarter last year. All of that operating profit improvement was related to engines. Machinery operating profit was little change from last year. Without a doubt our engine businesses had an outstanding quarter. I will hit a few key points to help put the machinery and engine margins into perspective. First, machinery is about two-thirds of total sales and engines are about one-third. More than half of this quarter's improvement in price realization was related to engines and that really helped engines operating profit. Of our total material cost increase, it was virtually all machines. Engine-related material costs were about flat with last year. All of the negative currency impact was related to machines. Sales mix was about $80 million negative for machinery while and engine mix was very slightly favorable. Okay, that is a summary of the quarter. I'm going to move for a minute to the full year outlook. We adjusted the outlook slightly. We expect sales and revenues to be about $50 billion for 2008 and profit per share to be about $6. Our previous outlook was a range of $47.2 billion to $49.5 billion at the top line and that was up 5% to 10% from 2007. Our prior profit outlook was a range of $5.64 to $6.18 or up 5% to 15%. The midpoint of the outlook was $48.4 billion at the top line and $5.91 per share. I know we didn't increase the numbers much, but if few of the elements of the outlook did change. In terms of sales, we are a little more bullish overall, particularly in the developing world. -- Asia Pacific, Latin America, and our EAME region, excluding Europe. However, we continue to be pessimistic about new machine sales in the U.S. and have lowered our already negative full year machine industry expectations a bit more. That said, overall we are slightly more positive on our full-year 2008 North American sales in total. We had a good second quarter. Engine sales are up and our integrated service businesses are not as cyclical as new machine sales. We have, however, lowered our expectations for European machine sales. Like other companies you have heard from, we have seen declines in Europe. We expect those declines to continue through 2008. We have adjusted our outlook accordingly and we expect to lower production schedules somewhat in Europe, particularly for smaller machines. In terms of profit, our prior forecast had a midpoint of $5.91 per share and our current outlook is about $6 a share, up slightly. The positives are higher sales volume, better price realization, and that second quarter tax adjustment, which was not in our prior outlook. Two negatives to the outlook are higher material costs and freight costs. Higher steel and fuel are the principal drivers. In terms of material costs, we now expect 2008 to be up 2.5% to 3% versus 2007. Okay, let me put that outlook for full year material costs and price realization in context. First, we expect that for the full year 2008, and actually for the second half of 2008, that price realization will exceed material cost increases. In fact, for the full year we expect that price realization in dollars will be more than double our material cost increases, so that is a positive. However, if you look at price realization and material cost compared with the outlook that we issued in April with our first-quarter release, our previous outlook, we are saying a bit more of an increase in material costs than we are in price realization. That is a bit of a drag on the full year outlook and it's offsetting much of the profit improvement related to our increase in the outlook sales volume. That said, our new outlook is better at the top line and better at the bottom line than the midpoint of our previous outlook. That considers a weaker Europe and that considers more of a drag for material costs than we previously expected. Six key points here, just to summarize. First, we had a good quarter. Our best ever for sales and revenues and profits. Despite severe weakness in the U.S., a weaker Europe, a negative product mix, and a negative impact related to currency. Second, our costs are up from last year, but when you consider overall inflation we are doing fairly well. In fact, manufacturing costs in the second quarter were only up 1.4% [*sic* 1.5%] and that includes labor, overhead, and material costs. Considering where insulation has been, particularly for material costs, that is not too bad. That said, we still have a lot of room to improve and we think we are doing the right things to drive that improvement. Okay, third, in terms of the outlook we do see a weakening picture in North America, Western Europe, and Japan. They are all included in our full-year outlook. Fourth point, our order backlog continues to be very strong, commodity related end-markets are doing very well, and from a geographic standpoint the developing world continues with good growth. Point five, sales of many of our products are production constrained. For most large machines and engines we are selling as much as we can make. Finally, we have a diverse business in terms of products, services, end-markets, and geographies. We have some that are doing very well and that are helping to offset very negative impacts from others. Okay, one more thing before we move to the Q&A. We did

announce our 2009 price increase this morning and that was a range of an increase of 5% to 7% on machines and engines effective January of 2009. That is more than we did early this year and it's more than we did last year. The announcement is about six weeks earlier than our price announcement last year, but given order backlogs and the material cost environment, we decided to announce the increases a little earlier this year. Okay, that's it. We are ready to move to the Q&A portion of the call. Again, please limit yourself to one question and one follow-up so we can get as many people in as we can. Operator, we are ready for our first call, please.

TRANSCRIPT

Editor

(OPERATOR INSTRUCTIONS)

>>David Raso

Citigroup. The question I have -- you just commented that price would be twice as much as your increase in material costs. If you look at the guidance for material cost you said 2.5% to 3%, so if I take the midpoint of that it's saying your costs will be up about $900 million. For price to be 1,800, or [a billion eight], that means you need the back half of the year price realization of over $1.1 billion, $1.2 billion. Just to make sure I'm reading that correctly, you are saying price realization is going to accelerate to well over 5% each of the next two quarters after you just did 3.3% in the first half. I know you did a mid-year price increase, but is that correct?

>>Mike DeWalt

No, it's not quite correct. I think your material cost number is a little high. You want to base it on something more like $22 billion.

>>David Raso

(multiple speakers) So it's shows up in the material cost increase, it's not your total operating costs?

>>Mike DeWalt

Oh, no. Material, material.

>>David Raso

Okay, okay.

>>Jim Owens

That was for the second half (multiple speakers) that was for this year, for '08. And the price increase is for '09.

>>David Raso

Correct. I'm just trying to think for the second half of the year it still seems that you are baking in a little more price realization than the first half of the year.

>>Mike DeWalt

Yes, David, that is correct. We have the mid-year price increase, remember. So price realization in the second half of the year we think will be a little better than the first half. But material costs are going to be higher in the second half and probably up a little more second half to first half than price realization is up. Again, price realization will more than -- it will be up more than material cost, but not as much more than the first half.

>>David Raso

For the price increase for a '09, obviously that level of price increase the question is raised about demand destruction. Can you take us through where you think you will get mining and oil and gas, you would think. But can you take us through a little more detail where you think you can get that kind of pricing and not have a demand response?

>>Jim Owens

David, Jim Owens. As Mike said, we indicated our price plans a little earlier this year for '09 because of our concern about cost pressures that are out there in the marketplace, basically stemming from higher steel prices. There is a lot of pressure to take steel prices up and up significantly in the second half of this year. And energy costs and transportation costs, of course. Steel is in a lot of the things we buy, so it's not just direct steel purchases but components that include steel. Our global purchasing group, working very closely with our product managers, is working very hard with key strategic suppliers to hold back those price increases. But if the overall economy in the OECD world begins to bottom and accelerate and pick up a little bit in '09/'10, we think those cost pressures are real and will be there. So we are trying to protect ourselves in being sure that we can fully cover material cost with a price out in the '09 timeframe.

>>David Raso

By announcing the price increase this early, Jim, which is a good two/three, sometimes four months earlier than you normally do. Can we expect January 1 a large majority of your shipments will be going out with the price increase?

>>Jim Owens

Well, for some of our products, yes, I think. We will still have some price protection probably that spills over into '09 but not a lot. That is why we announced it early, so we wouldn't have that price protection issue. But I want to stress one other point, I mean we are going to obviously be very attentive to what the market will bear. The question you had is can we get that. Certainly in mining, in oil and gas, in a lot of the places where commodity prices are very strong and demand for our products is very strong, we would expect those will happen. In some cases we are indexed. Our prices are indexed to produce price indexes. So as these steel and energy costs work their way through, we get it automatically. But in all cases, we are going to be looking very carefully at the marketplace, the value that we provide the customers, and being sure we are competitive and holding our market position. It depends on what the market will allow us to do.

>>Mike DeWalt

Thanks, David. Next question, please.

Operator

Daniel Dowd.

>>Daniel Dowd

Good morning, Bernstein. Let me actually touch base on guidance, because as I look at your guidance for North America, you said that you have taken it up but it only reflects the earlier part -- better strength in the earlier part of the year. I think that implies that

you are not seeing a weaker second half in North America. While you are also seeing weakening in Europe, you have also indicated that Europe/Africa/Middle East as a region is actually not going up compared to your previous expectations. Your guidance seems to imply, if you end up hitting six that your EPS in second half of the year is actually probably lower than it is in the second half of last year. Can you just talk through if you view that as conservative or if you think that actually the weakening is such that your EPS growth year-on-year is likely to be minimal in the second half of the year?

>>Mike DeWalt

Dan, that was one question and nine follow-ups all wrapped in one. I will try and take them all. First off, on a North America, we did have a pretty good second quarter. When you look at our guidance for North America one thing you do need to remember is that much of the dealer inventory came out in the first half last year. So the second quarter of last year, so when we are looking at our sales quarter-over-quarter there is probably a bigger impact from the dealer inventory change in the first half to the second half. The second thing is if you just look at sales to end users of new machines that continued to decline. I think the second half without a doubt is probably going to be weaker than the first half, because that is continuing to decline. But engine sales are doing pretty good, mining is doing very well, coal mining is up a lot. Energy, machines into the energy sector, are doing very well. So there is still good pieces of North America as well. With respect to Europe or EAME -- Europe, Africa, Middle East -- that's right. Overall, we took our guidance for EAME up just a little bit, like a few percentage points. I think it was 7% to 12% in a range last time and now I think we are talking 10% to 15%. We have seen really good growth, continued good growth in EAME outside of Western Europe. We have seen declines in Western Europe without a doubt. Again, when you think about our products, many being produced – we are selling as much as we can produce. To some degree, to the extent that EAME is -- or Europe is down, we can divert a little bit more production to some of the other areas, so that is a help there in some of the other areas. In terms of first half, second half profit, I think the observation that you and others have made that our second half profit expectation is lower than first half is absolutely true. Let me put that in some context. First, we have sales declining a bit in the second half. We had, I think, $25.6 million [*sic* $25.4 billion] -- $25.6 [*sic* $25.4] billion in the first half and we are looking at about $25.4 billion in the second half. So a decline at $50 billion even of about $800 million. I said a minute ago that our price realization for the second half was going to be a little bit better, so that means that volume in the second half was actually down a little bit from the first half. So that will be a bit negative to profit overall. The relationship between price realization and material costs, we are going to get more of a material cost increase in the second half than we are going to get increased price realization. We were going to have more price realization than material cost, but relative to the first half it's not going to be quite as net-net favorable. So that will be a little bit of a drag on second-half profit versus first half. Then don't forget we had two things in the first half that aren't going to repeat in the second half. Remember we sold our interest in ASV to Terex in the first quarter and we had about a $60 million gain related to that. Secondly, in the second quarter of this year we had the tax adjustment, $47 million after-tax. So those two items certainly aren't going to repeat in the second half, and so those helped improve first-half profit. So I think that is a reasonable summary of first half, second half. A little bit of a tighter comparison on price versus material costs. Volume going down a little bit second half versus first half. Remember, first half is normally the selling season, normally second half is the big strong quarter for sales -- or second quarter is the strongest quarter for sales. You would normally expect, particularly in the third quarter, sales to go down a bit. So that is sort of at a high level. I think the summary of first half, second half and an update of the regions.

>>Daniel Dowd

If you were going to put a range on that $6 number, can you give us a sense of what that range would be?

>>Mike DeWalt

Well, since we didn't, I am not going to now. But I think you can infer that, since we just kind of gave out one number and said about, that we have a reasonable level of confidence based on the results that we have seen.

>>Daniel Dowd

Thanks, Mike.

Operator

Ann Duignan.

>>Ann Duignan

Hi, it's JP Morgan. Good morning, guys. I guess I will focus on something slightly different. Well, first, Mike, could you just confirm, my analysis suggests that your input costs will be up somewhere around a little bit north of $600 million. Is that kind of directionally where you are thinking?

>>Mike DeWalt

Now when you say input costs do you mean material costs?

>>Ann Duignan

Material costs, yes.

>>Mike DeWalt

Yes, I mean we said sort of 2.5% to 3%. Our purchase volume is order of magnitude, $22 billion.

>>Ann Duignan

Okay, yes. Okay, I just wanted to make sure I was calculating it correctly. My question is on the financial services business, past dues were up to 3.35 in the second quarter. I know that that is below your last cycle's peak. But given the environment out there, could you just give us a little bit more color on what is going in financial services and just how bad could it get for that part of the business? I mean one would think that this cycle is worse than the last downturn and could be more prolonged. Things could deteriorate quickly on the finance side.

>>Ed Rapp

Hi, Ann. This is Ed Rapp. I will cover that one. Needless to say, we are watching it very close. As you pointed out, past dues did grow from about -- to about 3.35% and that is up from the 2.09% last year. But if you look at the write-offs net of recoveries, $19 million for the quarter versus $12 million for last year's. So that shows you from a write-off perspective very much I would say under control. If you look at our allowance to loss ratios, I think being well managed and I think we are in a good position in that regard. I think we are well below the last downturn, if you go back to 2002 and look at those numbers, the past dues then peaked at about 4.78% versus that 3.35% we are having now. Another critical one is that if you were the write-offs at that point in time reached peak at about a 0.69% of the average retail portfolio. That is more than double the annualized rate we saw in the second quarter of this year. So, yes, there is a softening in North America and probably some risk there, but I think it's being well-managed. It's well below the kind of peaks that we saw from the pressure on the financial side in the 2002 period. I think the other thing on Cat Financial that is important to note is that in terms of new retail business, they had a record second quarter, $4.6 billion globally of new retail business. I think it just shows the benefits of the global expansion of Cat Finance where they are benefiting from some of the growth globally that we are seeing in other parts of the business. Access to funding continues to be good. The recent issuance on medium-term notes have been oversubscribed in the three to four to one type ratios. We still have good access to funds. I think overall Cat Finance is kind of doing what we expect them to do, just deliver good sustainable earnings through the peaks and valleys.

>>Jim Owens

I would add just a little bit to that Ed. Our spreads too -- spreads in the market are a little higher but we been able to take that to the marketplace. So we are not being penalized by the little tighter spreads, and they needed to be there just to manage risk. But the other thing I think that gives me a lot of encouragement about Cat Financial, we have been through some very difficult times. I

remember most prominently the Asian crisis in '97 where we really had a cataclysmically negative situation across a lot of areas at Cat Financial had a lot of exposure. And we managed that at the end of the day with very little write-offs. We had a lot of late payments, we moved a lot of product around, but keep in mind, again, we get good down payments. We know the customers, we know the product. When we have to repossess it, we can repossess it and remarket it. So that has been a real strength for Cat Financial, the highly integrated nature of how it works with our dealers and with the Caterpillar organization.

>>Ann Duignan

So are you confident at this point then that even if the downturn in the United States or North America is as bad or worse than 2002, that the diversification can support the business? Is that where your confidence is coming from?

>>Mike DeWalt

Ann, this is Mike. I think if you are looking at just US, our business is down that much now already in the US. Our new machine sales to users are off order of magnitude of 40%.

>>Jim Owens

The thing that gives me a lot of encouragement is our last half of the year outlook is for continuation of what I would describe as significant recessionary conditions in essentially the old OECD world -- the United States, Western Europe and Japan -- all down between 30% and 40% and sliding. And with that outlook, that being an integral part of our outlook, we are still confident enough to say that we think we will be around $6 a share.

>>Ann Duignan

Okay. I will get back in line. I'll talk to you offline. Thanks.

Operator

Jamie Cook.

>>Jamie Cook

Hi, good morning. Credit Suisse, and congratulations. My question just to follow up on the guidance. I mean you grew the first half 19% and the back half implies 4%. I'm just trying to get a feel for, to ask Daniel's question differently, if I look at what you grew EAME in the first half and what is implied for the second half, it seems like a dramatic fall off. So can you just comment more what you are seeing in Western Europe, and from Ann's question, did you say you expect that to be down 30% to 40%? Then also on the Asia Pacific side too just your implied guidance in the back half of the year, it just seems that the growth is going to be much lower. Is that all Japan or are you seeing any weakness in China and India?

>>Mike DeWalt

Well, a couple of things, Jamie. One, I think remember for a lot of product we are supply constrained. If we had an unconstrained forecast our sales number would be higher than it is. I think that is one factor, particularly for large machines and large engines that is a bit of a limiting factor on our top line for the second half of the year. We are doing a lot of things to add capacity. CPS is helping, we announced investment in North America and Asia, India and China in particular. But in the short term, first half to second half here our ability to produce is a bit of a dampening factor. We do think that, we didn't quantify it, but we do believe that Western Europe or Europe is, other than the CIS, is going to be down. But the region overall, for the year anyway, is up a little bit. But if you look at first half to second half, we had pretty good increase last year. But I think, again, we are a little bit constrained on our ability to supply second half. We do see Europe weakening and we do see demand in North America weakening. No doubt.

>>Jamie Cook

When you see Western Europe weakening are you expecting the magnitude that you see in North America, because I think you said peak to trough you are off 40%?

>>Mike DeWalt

Yes, peak to trough -- that is going back to Q1 2006. I think, historically, Europe's peak to trough has not been quite as dramatic as North America historically. But we don't really disclose the regions of the EAME separately.

>>Jamie Cook

Okay, and just a follow-up question on your peak earnings of $8 to $10 per share, I think I asked last quarter how you felt about that. You said one of your biggest concerns is North America takes a little longer to recover, which is happening. Now we have Western Europe falling off. So I mean, how comfortable are you with the $8 to $10 and are there any offsets that you are seeing, whether it's through CPS or pricing that give you confidence that you can achieve that number in when it seems like a weaker macro-environment?

>>Jim Owens

Jim Owens. Just a comment on that. The $8 to $10 wasn't a peak, by the way.

>>Jamie Cook

For 2010.

>>Jim Owens

The range that we anticipated with the strategy we are working hard to deploy that we would be able to achieve in 2010. My answer is we are still quite comfortable with that. The United States will eventually begin to recover. I mean housing starts this year are going to be below one million starts. I think the country needs somewhere between 1.6 million and 1.8 million. We will eventually work through this credit crisis and will burn off the excess inventory. I think we are demonstrating we can function pretty well and deliver pretty good results in the face of pretty severe recessionary conditions in the U.S. housing market, certainly. Again, with some recessionary conditions in many of the markets we serve in Europe and Japan. So, I think there is a high probability that we will start to see recovery in those areas by 2010. A lot of the other capacity expansion work, Cat Production System work, etc., give us confidence in the range that we have provided you for 2010.

>>Jamie Cook

Thanks, I'll get back in queue.

Operator

Robert Wertheimer.

>>Robert Wertheimer

It's Morgan Stanley. Good morning, everybody. I guess my biggest question is on pricing in North America. I think you had up three, which I thought was extremely strong especially given your comments on where at least the construction side of the end-market is

going. I wonder if you can maybe give any granularity on what mining is versus construction or whether you are positive in construction and how you manage to do that in such a steep downturn.

>>Mike DeWalt

We are talking about second quarter here, just to clarify for everybody?

>>Robert Wertheimer

That is correct.

>>Mike DeWalt

A couple of points, Rob. Jim made a comment earlier that mining, for example, a good piece of that was formulaic, based on partnership agreements or alliance agreements that we have with mining customers. So certainly there is pricing in industries like that. The second thing to remember is, if you go back and look at what happened -- because we are comparing second quarter to second quarter. If you go back and you look at the second quarter last year, pricing was very weak. In fact it was down versus the prior year, actually negative. It was a year where we were working with dealers to really help get inventory out. That was negative to price realization in the second quarter of this year or last year, I'm sorry. So I think that -- I guess the way I would describe price realization in North America is Q2 last year was particularly weak. This year we still have a pretty tough environment. But we didn't take $800 million -- help dealers take $800 million worth of inventory out.

>>Robert Wertheimer

That is fair. Let me follow up on the inventory question then. The North American dealer inventories were up you said in dollars and months year-over-year. Is that because the dealers are more optimistic than you are going forward? Or do you think they just missed their sales forecast and that is why they ended up with a little bit more inventory?

>>Mike DeWalt

That is a good question, Rob. First off, I'll just clarify. Both of those numbers, both in months of supply and in dollars are up slightly versus a year ago. It's not a stampede of inventory. I think, in fact, if you were to poll most dealers my guess is they would tell you they would like more inventory. It goes back to the point that, particularly for core and large machines and large engines, we are selling what we can get produced. They see a tight supply. Normally at this part of -- at this stage of a North American or U.S. machinery cycle there is plenty of availability of product. They are not seeing that today and my guess is they would like to see better delivery performance than they are getting right now. It's a lot tighter because of the strength outside the U.S. Again, we are big net exporter from the U.S., particularly for the large machines and engines. I would say tight supply driven by the rest of the world is a factor.

>>Jim Owens

Maybe, Mike, just a little bit of color on that. Our marketing companies are working hand in glove with our dealers to manage their inventory positions. They know we are moving to -- with the Cat Production System a process to deliver more just-in-time to their needs, more standard configurations, and to really pull that inventory back out of the dealer channel. So we are managing pretty carefully orders so we don't have excess pockets of inventory build up anywhere in the system. That is a global phenomenon that we are increasingly aggressive on, trying to manage dealer inventory levels to appropriate levels to get the business, but not have excess inventory.

>>Mike DeWalt

Thanks, Rob.

>>Robert Wertheimer

Thanks, gentleman.

Operator

Seth Weber.

>>Seth Weber

Hi, good morning. It's Banc of America. Mike, given your comments about capacity constraints on the big machines and big engines, can you give us some idea of what percentage of new capacity you will be adding and when that will roll in? So we can start to think about '09 revenue growth.

>>Mike DeWalt

Well, we have talked about it in a couple of ways. One, just the continued implementation of CPS should improve throughput, so that is a positive. And that is ongoing. We have seen some benefits of that this year and that should continue on to '09 and '10. Then in June, I think mid-June, we announced capacity increases for the big Illinois facilities which produce a lot of the large machines. That is this year, next year we announced, essentially, I think a three-year program of $1 billion capacity increase. So that will come on over the next few years. I think that is the most we have said so far on the details of how it's coming in. Last year, right now, we were tight on supply and we are up versus a year ago. Without a lot of new bricks and mortar, we have been able to get production schedules up. We expect to get them up some more next year.

>>Jim Owens

Mike, maybe just a little more. Lafayette capacity is coming on as we speak and that is helping us on the big engine side. That is about a $400 million investment that by the end of this year will be fully deployed. That is a significant capacity increase there, but it's ramping up as we speak this year. We also have four new plants under construction in China as we speak. Two announced just recently that will be under construction in India. So our footprint in the emerging markets, and that would be supported by a lot of supplier development work, we will be adding significantly to our capacity. We bought SEM in China. We are looking now to Brownfield expansion around that facility and lifting capacity there. We are not about to give you a 2009 outlook yet, but certainly we are working on a lot of things that will over the next, as Mike said, three years begin to bear fruit in the way of new capacity available to us.

>>Seth Weber

Okay, thanks. If I could just ask a follow-up on the North American market. Have you noticed a material decline in activity from local infrastructure or projects that are being funded by tax receipts at this point?

>>Mike DeWalt

Yes, I think, in fact I just looked at that this morning. At the conclusion of this call, we will post up the retail numbers. I think what we have seen in North America is that with the exception of, at least for the big categories, with the exception of energy and mining pretty much everything -- housing, non-res, infrastructure -- they are all down similarly.

>>Seth Weber

Okay, thanks very much.

Operator

Terry Darling.

>>Terry Darling

Goldman Sachs, thanks. Mike, trying to think about the price/raw material balance as you move into 2009. I guess, in particular, the $600 million material cost inflation number, which I think you had indicated two-thirds of which is material and one-third was freight. But maybe that whole piece is materials. But in either case, I guess, in this context, I think you disclosed earlier that 10% or so of your materials is steel. So that is $2.5 billion with a spot market up 60% to 100%. I know you got a lot of protection this year. I'm wondering if in this context you can help us think about that price/raw material trade off. As you go into '09, obviously, you are aggressively raising price and so we would assume that those material costs will ramp up aggressively as well from $600 million in '09. But if we just assume steel price stayed flat through the end of '09 from here, so we'll say a very theoretical exercise, how much of those raw materials go up on you in '09?

>>Mike DeWalt

Terry, I'm going to be very careful. We don't have any '09 guidance, so I'm going to be very careful in answering it. But I think Jim alluded to this earlier, our purchasing group has done a pretty darn good job of holding back price increases, working on the timing, working on offsets. Trying to work with these steel suppliers to find things that we can do to mitigate the increase and we have done a decent job of that. I think you see that in our second-quarter numbers. I think, all things considered, you see that in the guidance that we have for the full year. That number that you were talking about did not include freight that was just material cost. So I think in the context we have done a darn good job of managing in this material cost environment this year. But your point is a good one, and it's, I'd say, directionally correct. If things don't change, 2009 is going to be quite a bit more challenging on material costs than 2008.

>>Terry Darling

Okay. When we are a quarter further down the journey here on CPS and it's good to see that you are not seeing the friction costs from manufacturing and efficiencies that we were. I guess we are all hoping to see that turn from neutral to something positive. I'm wondering if we are far enough down the path here where we might be able to talk a little bit more specifically about what you think that number could look like in 2009?

>>Mike DeWalt

Well, next quarter we will -- our history anyway is in the third quarter we tend to start talking about the following year. So, my guess is we will probably be able to give you a little bit more color on that when we start talking about '09.

>>Jim Owens

Let me just add just a brief thought on the Cat Production System. We have talked about this as a journey. Quite frankly, with 300 manufacturing facilities around the world it's a big change management process. A lot of metrics, but my sense is we are beginning to get a lot of traction. We have talked about this before but certainly our safety numbers and quality numbers have improved and improved steadily, and in some cases, dramatically. But across the board on the how metrics now, things like product availability, our on-time shipments, percent of the material coming through on full inventory, record accuracy, etc., etc. -- almost across the board those metrics continue to get steadily better every month. I'm impatient also to see pull-through on cost and on velocity. But I think these are things you are going to see steadily over the latter half of '08/'09/'10. Our target is -- was to have this thing world-class performance level by '10. I wish it could happen overnight. It's not going to, but our teams are working very hard on it across the organization. You can see discernible traction and for those of you that have visited our facilities it's there. It's going to yield a dramatic improvement, I think, certainly in inventory turns between here and 2010. We will stay tuned.

>>Terry Darling

Thanks. Just lastly, wondering if you can address the China question that was asked earlier about some of the signs of decline going on there?

>>Mike DeWalt

China has been very good growth. I would say I don't see any signs of declining demand in China. It looks pretty good. Now, again, our sales to a degree are limited by production. The Asia region in total, China looked pretty good.

>>Terry Darling

Thanks, much.

Operator

Thank you. Robert McCarthy.

>>Robert McCarthy

It's Robert W. Baird. Morning, gentlemen. Just to confirm first, I want to make sure that I understand correctly, second-quarter results were modestly better than internal expectations?

>>Mike DeWalt

Yes, they were, particularly because of the tax change. That was not a part of our outlook.

>>Robert McCarthy

Understood. (multiple speakers) But including the tax change is my question.

>>Mike DeWalt

We don't do quarterly guidance, so I'm going to -- other than that, I'm going to let that question go.

>>Robert McCarthy

Okay. In terms of the large machine products in particular that you are -- where you are capacity constrained, sold out for some period of time, and in turbines, are these products where over the last quarter you have seen your delivery lead times remain relatively static or have they actually increased?

>>Mike DeWalt

I think in general, I won't say necessarily over the last quarter, but compared to a year ago without any new factories producing these things our volume is up. I think compared to a year ago we are doing more, particularly large engines. As Jim said, Lafayette's production is up. Solar had a good quarter. Mining, as a percent of our total sales, actually rose in the quarter versus a year ago and that is an indicator of big machines. So, yes, I think we are doing better.

>>Robert McCarthy

I'm sorry. I don't mean to be dense, but so you are saying that you think delivery lead times have actually come down somewhat?

>>Mike DeWalt

No, delivery lead times are a function of what the order board looks like, not just what you are able to produce. Lead times, particularly for big products, are still pretty long. Our shipment performance, our volume have both improved.

>>Robert McCarthy

Right, but my question was whether lead times have been relatively unchanged or have extended?

>>Mike DeWalt

I guess I would say, overall, there are puts and takes, but overall not dramatically better.

>>Robert McCarthy

OK, thank you.

Operator

Thank you. Alexander Blanton.

>>Alexander Blanton

It's Ingalls & Snyder. I have got a sort of a broader question, although I have the same concerns as most people. The fact that your second half guidance of 282 is below 290 earned a year ago and well below the 304 that had been expected by the Street. But I think you have gone over a lot of the reasons for that already, but it seems to me that you have got a problem coming up in 2009. I would like to get Jim's view on this as an economist, because you have announced 5% to 7% price increases for 2009 to overcome inflationary cost increases. Inflation in this country including food and energy is about 5% now. Compensation is up 3%, a little better at 3.2%. Clearly, if everybody increased prices 5% to 7%, the Fed would have to step in and so something. You said that the efforts to reduce inflation in these developing countries with interest -- the increases in interest that have been announced have not been very effective. So if they are not effective and this inflation of commodities continues, it would seem to me that that is going to make the economic situation in the U.S. considerably worse. The Fed will have to do something to prevent inflation from becoming embedded or if it does become embedded, well, that is an even worse situation. So don't we have a dilemma here? Is there a way out, Jim? What do you think is going to happen in the inflation environment worldwide, globally in 2009?

>>Jim Owens

Well, that is a pretty big sweeping question. I guess I should call Bernanke and see if he can help us here. I don't see us going into any kind of a '70s style high inflation, stagflation. I think the emerging markets of the world being prudently conservative now and beginning to tighten their monetary policies and raise interest rates and try to slow growth and slow inflation somewhat. Hopefully, they will do that well. Commodity prices, as we have indicated several times, could drop fairly significantly. I'm talking 30%-ish and still be at levels that would be attractive to drive investment in the mining and oil and gas industries because there has been such a prolonged period of under investment. I am a little concerned very specifically about the steel industry, because there is more concentration globally in the steel industry. Their energy costs are clearly up quite a bit. Iron Ore pellet prices are up quite a bit and they have a pretty strong position to push a lot of that through to the market. I hope we are being prudently conservative, but we

wanted to position ourselves to be sure we could cover material cost increases that might work themselves through in the latter half of '08 as we go into '09. That would be the best way I know how to say that.

>>**Alexander Blanton**

Well, you are benefiting, as usual, from the increases in inflation rate that have occurred in worldwide economies. This always happens with Caterpillar in every cycle. But as those inflation rates come down and as commodity prices come down, the other side of it works and you get hurt. But you are saying that you think you could see a substantial decline in commodity prices and still not see a big decline in demand, is that right?

>>**Jim Owens**

That is correct. I think if there is a significant decline in commodity prices from current levels then you will still see pretty strong demand because of the, again, very prolonged, underinvestment that occurred in global mining, in global energy and that would be coal, oil, gas, power distribution, etc. Those things play to our strengths and I think, even with the commodity price decline, which is likely, in my view, we will see continued strong demand in those sectors.

>>**Mike DeWalt**

Thanks, Alex.

>>**Alexander Blanton**

Okay, thank you.

Operator

Thank you. Andy Casey.

>>**Andy Casey**

Wachovia. Good morning, everybody. Asking Alex's question a little bit differently, when you look out to 2010, the $8 to $10 goal, which you just kind of reaffirmed that you have a high comfort level with. Do you have to have a recovery in North America and Europe to achieve that?

>>**Jim Owens**

Well, I think if we are in severe recessionary conditions in the U.S. and Europe, we probably won't be there. But I think if we are anywhere near trend levels of activity, which I would expect to be, then we have a very high probability. That is why we have a range, by the way. Very high probability of being in that range. I think it would be extraordinarily unusual for the U.S. not to be in a fairly significant recovery by 2010, in my view.

>>**Mike DeWalt**

This is Mike. There is frequently this glass half empty view that North America, the U.S., is declining and going to get worse. I mean it has been going down now for over two years. It's way off the peak. It's a down -- order of magnitude, new machine sales to users, 40%. It's already seen quite a fall.

>>**Jim Owens**

It has dropped as much as it did in the last two recessions, the '91/'92 and the 2001/'02 recession, already and will probably get a little worse. Then I think it will begin to recover. I don't know when that recovery is going to start. As we get out into 2009, we will give you the 2009 Outlook. But whether it is early '09, mid '09, late '09, we will see, but I would be very surprised if it isn't underway before we get to 2010.

>>Andy Casey

Then just a follow-up if I could. If we do see a recovery, it likely will be prefaced a little bit by some accommodative measure from the central financial institutions in each region. What timing would you throw out there that that would have to occur to see that 2010?

>>Mike DeWalt

Our outlook -- the only thing that we have actually said is our outlook for this year presumes that the Fed is going to take another rate cut later this year.

>>Andy Casey

Okay, thank you.

>>Mike DeWalt

We are slightly past 11 o'clock and I want to thank everybody for your participation today. We will talk to you again at the end of the third quarter. Thank you.

Operator

Thank you, ladies and gentlemen. This does conclude today's conference call. You may disconnect your phone lines at this time and have a wonderful day. Thank you for your participation.